SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, DC  20549

                          ________________________

                                 FORM 11-K


(Mark One)
 X    ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
      For the year ended December 31, 1998
                     OR
      TRANSITION REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from ..... to .....


                       Commission file number 1-9769


A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

    LANDS' END, INC. RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive officer:


                             LANDS' END, INC.
                              LANDS END LANE
                          DODGEVILLE, WI  53595





















                               SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                        LANDS' END, INC. RETIREMENT PLAN




                                 By /s/   DONALD R. HUGHES
                                          Donald R. Hughes
                                          Vice President-Finance


Date:  June 25, 1999










































                 Consent of Independent Public Accountants



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the previously filed Lands' End, Inc. Form S-8 Registration Statement (No. 33-63461) for the Lands' End, Inc. Retirement Plan.




                                   By /s/    ARTHUR ANDERSEN LLP
                                             Arthur Andersen LLP


Milwaukee, Wisconsin,
June 25, 1999





















































































































































                                LANDS' END, INC.

                                 RETIREMENT PLAN


              FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 AND 1997

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS









































                                LANDS' END, INC.

                                RETIREMENT PLAN


                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997


                               TABLE OF CONTENTS


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1998 and 1997

     Statements of Changes in Net Assets Available for Plan Benefits, with Fund Information, for the Years Ended December 31, 1998 and 1997


NOTES TO FINANCIAL STATEMENTS


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Item 27(a)-Schedule of Assets Held for Investment Purposes as of December 31, 1998

     Schedule II: Item 27(d)-Schedule of Reportable Transactions for the Year Ended December 31, 1998










                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
Lands' End, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits, with fund information, of Lands' End, Inc. Retirement Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended, as listed in the accompanying table of contents. These financial statements and the supplemental schedules referred to below are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements and the supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in its net assets available for plan benefits, with fund information, for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, as listed in the accompanying table of contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                By /s/   ARTHUR ANDERSEN LLP
                                         Arthur Andersen LLP

Milwaukee, Wisconsin,
May, 21, 1999



                                          LANDS' END, INC.
                                          RETIREMENT PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                      AS OF DECEMBER 31, 1998

                                               Fund Information
                          ----------------------------------------------------------
                                                                 Lands' End,  Partic-
                           Cash       Fixed                         Inc.      ipants'
(In thousands)            Equiva-     Income   Balanced  Equity    Stock       Loan
                           lents       Fund      Fund    Fund      Fund        Fund     Total

INVESTMENTS,
 at fair value:
  American Express Trust
   U.S. Government
   Securities Fund II     $2,695    $     -    $     -    $     -  $   -     $    -     $ 2,695
  IDS Federal Income
   Fund, Inc.                  -     13,285          -          -      -          -      13,285
  IDS Mutual Fund              -          -     22,870          -      -          -      22,870
  American Express Trust
   Equity Index Fund I         -          -          -      6,930      -          -       6,930
  IDS New Dimensions
   Fund, Inc.                  -          -          -     63,830      -          -      63,830
  Templeton Foreign Fund       -          -          -      1,315      -          -       1,315
  Lands' End, Inc.
   Stock Fund                  -          -          -          -    745          -         745
Total Investments          2,695     13,285     22,870     72,075    745          -     111,670

LOANS TO PARTICIPANTS          -          -          -          -      -      2,445       2,445

EMPLOYER CONTRIBUTION
 RECEIVABLE                   54        413        423      1,211     71          -       2,172

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS        $2,749    $13,698    $23,293    $73,286  $ 816     $2,445    $116,287

The accompanying notes to financial statements are an integral part of this statement.









                                          LANDS' END, INC.
                                          RETIREMENT PLAN
          STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                      AS OF DECEMBER 31, 1997

                                               Fund Information
                          ----------------------------------------------------------
                                                                  Lands' End,  Partic-
                           Cash       Fixed                          Inc.      ipants'
(In thousands)            Equiva-     Income   Balanced  Equity     Stock       Loan
                           lents       Fund      Fund    Funds      Fund        Fund     Total


INVESTMENTS,
 at fair value:
  American Express Trust
   U.S. Government
   Securities Fund II      $ 625    $     -    $     -    $     -  $   -      $    -    $    625
  IDS Federal Income
   Fund, Inc.                  -     10,478          -          -      -           -      10,478
  IDS Mutual Fund              -          -     20,434          -      -           -      20,434
  American Express Trust
   Equity Index Fund I         -          -          -      3,037      -           -       3,037
  IDS New Dimensions
   Fund, Inc.                  -          -          -     47,102      -           -      47,102
  Templeton Foreign Fund       -          -          -      1,398      -           -       1,398
  Lands' End, Inc.
   Stock Fund                  -          -          -          -    443           -         443
Total Investments            625     10,478     20,434     51,537    443           -      83,517

LOANS TO PARTICIPANTS          -          -          -          -      -       1,574       1,574

EMPLOYER CONTRIBUTION
 RECEIVABLE                   78        769        895      2,217    107           -       4,066


NET ASSETS AVAILABLE
 FOR PLAN BENEFITS         $ 703    $11,247    $21,329    $53,754  $ 550      $1,574     $89,157

The accompanying notes to financial statements are an integral part of this statement.



                                          LANDS' END, INC.
                                          RETIREMENT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                 Fund Information
                               ----------------------------------------------------------
                                 Cash    Fixed                      Lands' End,  Partic-
                               Equiva-  Income   Balanced  Equity      Inc.      ipants'
                                lents    Fund      Fund    Fund     Stock Fund  Loan Fund  Total


(In thousands)
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net (depreciation)
    appreciation in fair
    value of investments       $    -   $   (56) $(1,200)  $11,050   $(109)     $    -    $  9,685
   Interest and dividend income    71       865    3,132     3,950       4           -       8,022
Total investment income            71       809    1,932    15,000    (105)          -      17,707
Contributions-
 Employer contributions-
  Matching                         45       309      571     1,570      85           -       2,580
  Profit sharing                   54       413      423     1,211      71           -       2,172
 Participants' contributions      119       758    1,503     4,430     259           -       7,069
 Rollovers                         20       177      110       289       -           -         596

Total contributions               238     1,657    2,607     7,500     415           -      12,417
Total additions                   309     2,466    4,539    22,500     310           -      30,124

BENEFITS PAID TO PARTICIPANTS     (35)     (487)    (788)   (1,582)    (15)        (87)     (2,994)

FUND TRANSFERS                  1,779       615   (1,555)     (816)    (23)          -           -


LOANS ISSUED TO PARTICIPANTS       (9)     (208)    (333)     (853)    (16)      1,419           -

LOAN PRINCIPAL REPAYMENTS           2        65      101       283      10        (461)          -

NET INCREASE                    2,046     2,451    1,964    19,532     266         871      27,130

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of year               703    11,247   21,329    53,754     550       1,574      89,157
  End of year                  $2,749   $13,698  $23,293   $73,286   $ 816      $2,445    $116,287

The accompanying notes to financial statements are an integral part of these statements.


                                         LANDS' END, INC.
                                          RETIREMENT PLAN
       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                               FOR THE YEAR ENDED DECEMBER 31, 1997

                                                  Fund Information
                               -------------------------------------------------------
                                 Cash    Fixed                      Lands' End,  Partic-
                               Equiva-  Income   Balanced  Equity      Inc.      ipants'
                                lents    Fund      Fund    Funds    Stock Fund  Loan Fund  Total


(In thousands)
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net appreciation in fair
    value of investments          $  -  $   158 $   208    $ 5,738   $  82       $    -   $ 6,186
  Interest and dividend income      26      620   2,950      3,739       2            -     7,337
Total investment income             26      778   3,158      9,477      84            -    13,523
Contributions-
 Employer contributions-
  Matching                          30      316     560      1,295      49            -     2,250
  Profit sharing                    78      769     895      2,217     107            -     4,066
 Participants' contributions        85      776   1,456      3,498     140            -     5,955
 Rollovers                          30        9      60        538       -            -       637
Total contributions                223    1,870   2,971      7,548     296            -    12,908
Total additions                    249    2,648   6,129     17,025     380            -    26,431

BENEFITS PAID TO PARTICIPANTS      (13)    (346)   (616)      (887)     (8)         (11)   (1,881)

FUND TRANSFERS                     (77)    (681)   (871)     1,632      (3)           -         -

LOANS ISSUED TO PARTICIPANTS        (1)     (96)   (142)      (455)     (2)         696         -

LOAN PRINCIPAL REPAYMENTS            2       32      48        161       4         (247)        -

NET INCREASE                       160    1,557   4,548     17,476     371          438    24,550

NET ASSETS AVAILABLE
 FOR PLAN BENEFITS:
  Beginning of year                543    9,690  16,781     36,278     179        1,136    64,607
  End of year                     $703  $11,247 $21,329    $53,754   $ 550       $1,574   $89,157

The accompanying notes to financial statements are an integral part of these statements.




                              LANDS' END, INC.

                              RETIREMENT PLAN

                       NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1998 AND 1997


(1)  Description of the Plan-

     The following description of the Lands' End, Inc. Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the plan document.

     The Plan is a defined contribution plan and covers substantially all employees of Lands' End, Inc. (the "Company") who are at least 19 years of age as of the end of the Plan year and have completed both six months and 1,000 hours of eligible service. The Plan is sponsored and administered by the Company. The Plan is governed by the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Participants contribute to the Plan through salary reductions in amounts not exceeding 15 percent of participants' eligible compensation. Each participant's account is credited with the participant's voluntary contributions, the allocation of the Company contributions and Plan earnings in accordance with the Plan agreement. The Plan provides for employer matching and profit sharing contributions. Matching contributions are made in amounts equal to 50 percent of participant contributions, limited to three percent of participants' eligible compensation. Profit sharing contributions are made at the discretion of the Company's Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service limits) in relation to all participants' compensation. Participants are fully vested in participant and employer contributions at all times.

     Participants have the ability to self-direct their funds. The following are descriptions of the funds:

       American Express Trust U.S. Government Securities Fund II is invested in U.S. Government and U.S. Agency securities and seeks to provide maximum current income consistent with liquidity and conservation of capital.

       IDS Federal Income Fund, Inc. is an income fund. This fund is managed to help protect the participants' money from loss, while seeking a consistent rate of return.

       IDS Mutual Fund is a balanced growth and income fund. This fund focuses on securities of medium to large, well-established companies that offer long-term capital appreciation and consistent income from dividends and interest.

       American Express Trust Equity Index Fund I is an equity fund. This fund is invested primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index.

       IDS New Dimensions Fund, Inc. is an equity growth fund. Funds in this group seek capital growth, primarily from common stocks. Income is not an investment objective.

       Templeton Foreign Fund is an international equity growth fund. This fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies located outside the United States.

       Lands' End, Inc. Stock Fund is a Company stock fund. This fund seeks long-term capital growth from Lands' End, Inc. common stock and money market investments. Income is not an investment objective.

(2)  Summary of Significant Accounting Policies-

     Basis of Accounting-

     The financial statements have been prepared on the accrual basis of accounting.

     Investments-

     Investments are stated at fair market value as determined by the custodian by reference to published market data. Participant loans are stated at unpaid principal value.

     Net Appreciation (Depreciation) in Fair Market Value of Investments-

     Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statements of changes in net assets available for plan benefits, with fund information, as net appreciation (depreciation) in fair market value of investments.

     Administrative Expenses-

     All administrative expenses for the Plan were paid by the Company, except certain mutual fund expenses that were netted against participants' investment yield.

     Accounting Estimates-

     The preparation of financial statements required the use of certain estimates by management in determining the Plan's assets, revenues and expenses. Actual results could differ those estimates.

(3)  Funding Policy-

     The Company's contributions to the Plan represent matching and profit sharing contributions. Matching contributions are deposited at specified intervals throughout the year. The employer contribution receivable as of December 31, 1998 and 1997, represents the accrued profit sharing contribution for the applicable year.









(4)  Loans to Participants-

     A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan of $1,000. Loans are repayable through payroll deductions over periods ranging up to 120 months. The interest rate is determined by the Plan administrator based on prevailing market conditions and is fixed over the term of the note. Interest rates ranged from 7.0% to 11.0% during both 1998 and 1997.

(5)  Benefits Paid to Participants-

     Benefits paid to participants represent the amounts paid to participants who have terminated employment. The form of payment is a lump-sum distribution. Amounts currently payable to terminated participants included in net assets available for plan benefits as of December 31, 1998 and 1997, was $53,713 and $86,684, respectively.

(6)  Income Tax Status-

     The Plan has obtained a determination letter from the Internal Revenue Service dated May 16, 1994, approving the Plan as qualified for tax-exempt status. Plan amendments adopted since the last tax determination letter will be included in the Company's next filing. The Company's management believes the Plan remains tax-exempt.

(7)  Related Party Transactions-

     The Plan periodically invests in common funds managed by the current custodian, American Express Trust Company. Also, the Plan invests in the Company's common stock. These transactions are not considered prohibited transactions by statutory exemption under ERISA regulations.

(8)  Plan Termination-

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.























(9)  Reconciliation to Form 5500-

     The difference between net assets and benefits paid in both the financial statements and the Plan's Form 5500 is due to benefit claims payable to terminated participants. This difference as of December 31 is summarized as follows:
                                               1998              1997
       Net assets per Form 5500            $116,233,395     $ 89,069,994

       Benefit claims payable                    53,713           86,684


       Net Assets per Statement of Net
         Assets Available for Plan
         Benefits                          $116,287,108     $ 89,156,678


       Benefits paid to participants per
         Form 5500                         $  2,960,789     $  1,864,636

       Change in benefit claims payable          32,971           15,525

       Benefits paid to participants per
         Statement of Changes in Net Assets
         Available for Plan Benefits       $  2,993,760     $  1,880,161




































                                                            SCHEDULE I
                                                            EI No. 36-2512786
                                                            Plan No. 001


                                LANDS' END, INC.

                                RETIREMENT PLAN


           ITEM 27(a)-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1998



       Description                             Cost         Fair Value

American Express Trust U.S. Government
  Securities Fund II (*)                   $ 2,694,724      $ 2,694,724

IDS Federal Income Fund, Inc. (*)           13,317,063       13,285,138

IDS Mutual Fund (*)                         23,342,542       22,870,241

American Express Trust Equity
  Index Fund I (*)                           5,541,899        6,930,206

IDS New Dimensions Fund, Inc. (*)           42,930,790       63,830,368

Templeton Foreign Fund                       1,591,699        1,314,479

Lands' End, Inc. Stock Fund (*)                743,978          744,480

     Total Investments                     $90,162,695     $111,669,636

Loan to Participants (interest rates
  ranging from 7.0% - 11.0%) (*)           $ 2,444,753     $  2,444,753


(*) Represents a party in interest

The accompanying notes to financial statements are an integral part of this schedule.















                                                                  Schedule II
                                                                EI No. 36-2512786
                                                                  Plan No. 001

                                LANDS' END, INC.

                                RETIREMENT PLAN

                ITEM 27(D) - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                            Current Value
Identity of    Description of      Purchase     Selling      Cost of         of Asset on      Net Gain
Party Involved      Asset           Price        Price        Asset        Transaction Date   or (Loss)


CATEGORY 1 - SINGLE TRANSACTION EXCEEDS 5% OF VALUE

***NO TRANSACTIONS QUALIFIED FOR THIS SECTION***

CATEGORY 2 - SERIES OF TRANSACTIONS WITH SAME BROKER EXCEEDS 5% OF VALUE

***NO TRANSACTIONS QUALIFIED FOR THIS SECTION***

CATEGORY 3 - SERIES OF TRANSACTIONS IN SAME SECURITY EXCEEDS 5% OF VALUE

Plan Trade     IDS Federal Income   $ 5,324,401  ----------  $ 5,324,401     $ 5,324,401    ----------
               IDS Federal Income   -----------  $7,790,030  $ 7,764,834     $ 7,790,026    $   25,198

Plan Trade     IDS Mutual           $ 7,078,465  ----------  $ 7,078,465     $ 7,078,465    ----------
               IDS Mutual           -----------  $3,438,990  $ 3,233,146     $ 3,438,980    $  205,844

Plan Trade     IDS New Dimensions   $13,998,239  ----------  $13,998,239     $13,998,239    ----------
               IDS New Dimensions   -----------  $7,327,960  $ 4,801,690     $ 7,327,972    $2,526,270

Plan Trade     US Gov't Sec. II     $ 5,233,964  ----------  $ 5,233,964     $ 5,233,964    ----------
               US Gov't Sec. II     -----------  $3,127,457  $ 3,172,457     $ 3,172,457    ----------

The accompanying notes to financial statements are an integral part of this schedule.